UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building,

Zhubang 2000 Business Center No. 97, Balizhuang Xili,
Chaoyang District, Beijing

The People’s Republic of China, 100020

Tel: +86-10-5338-4913

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Letter regarding Regaining Compliance with Closing Bid Price Requirement.

On November 20,2024, NASDAQ notified the Company that our American Depositary Share failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

On January 8, 2025, NASDAQ notified the Company that it has determined that for the last 11 consecutive business days, from December 20, 2024 to January 7, 2025, the closing bid price of the Company’s American Depositary Share has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: January 13, 2025

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